UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to _________________.

Commission file number 1-6961

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEGNA    401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEGNA Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0150

TEGNA 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the TEGNA 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of TEGNA 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2017, assets (held at end of year) as of December 31, 2017, and reportable transactions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.

Tysons, Virginia
June 28, 2018

TEGNA 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016

Assets
Investments, at fair value	$626,809,981	$568,570,606
Investments, at contract value	22,176,422	26,355,026
Notes receivables from participants	4,594,570	4,987,961
Employer contributions receivable	983,418	—
Employee contributions receivable	605,884	—
Due from broker	273,158	454,085
Total Assets	$655,443,433	$600,367,678

Liabilities
Accrued expenses	$137,852	$50,248
Due to broker	38,540	163,655
Total Liabilities	$176,392	$213,903

Net Assets Available for Benefits	$655,267,041	$600,153,775

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2017

Contributions:
Employer, net	$14,182,433
Employee	22,583,728
Rollover	3,093,566
Total contributions	39,859,727

Investment Income:
Interest and dividends	9,782,679
Net appreciation in fair value of investments	85,932,634
Total investment income	95,715,313

Interest income on notes receivable from participants	207,438
Other additions	240,852
Total additions	136,023,330

Benefits paid to participants	79,816,360
Administrative expenses	1,093,704
Total deductions	80,910,064

Change in net assets	$55,113,266

Net assets available for benefits:
Beginning of year	600,153,775
End of year	$655,267,041

The accompanying notes are an integral part of these financial statements

TEGNA 401(k) Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The TEGNA 401(k) Savings Plan (the Plan) is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees who are employed by TEGNA Inc. (the Company or the Plan Sponsor).
Employees that are scheduled to complete at least 1,000 hours of service are eligible to participate upon completion of an hour of service. Employees that are scheduled to work less than 1,000 hours of service over a year are eligible to participate in the Plan when they complete the 1,000 hours of service within a 12-month period. Certain collective bargaining agreements and personal service contracts may exclude or restrict some employee’s participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The TEGNA Benefit Plans Committee (the Committee) is responsible for the general administration of the Plan. The Plan assets are held under trust agreements with Northern Trust Company and Vanguard Fiduciary Trust Company (the Trustees).
On December 7, 2016, the Plan was amended to change the frequency of the Company's “true up” of the employer matching contribution. Effective January 1, 2017, the “true up” will occur annually instead of quarterly in accordance with the matching contribution formula applicable to the Participant. The amendment also required participants to be employed as of the last day of the plan year to be eligible for the “true up” contribution.
On June 1, 2017, TEGNA completed its spin-off of Cars.com Inc. into its own separate publicly traded company. As a result of the spin-off and under the terms of that transaction, TEGNA shareholders retained their shares of TEGNA stock and each shareholder received one share of Cars.com stock for every three shares of TEGNA stock owned on the record date of May 18, 2017. In connection with the spin-off, the Plan was amended on May 3, 2017, to establish the Cars.com Stock Fund as an Investment Fund. Participants of the plan may not make any further contributions to the Cars.com Stock Fund, but can elect to move amounts invested in the Cars.com Stock Fund to other investments.
The Plan was amended on October 20, 2017 for technical changes, requested by the Internal Revenue Service (IRS), to participant eligibility for catch-up contributions and to acquisition loans in connection with the IRS review and issuance of a favorable determination letter.
The Plan was amended on November 7, 2017, to change the match for all match eligible participants to be 100% of the first 4% of compensation that a participant contributes. The Plan was further amended on December 12, 2017, to remove the 1,000 hours service eligibility requirement for participation in the plan and eliminates the three year service requirement to vest in the employer match. Both of these amendments are effective January 1, 2018.
The Plan was amended, effective December 17, 2017, to include participants of the Midwest Television, Inc. 401(k) plan (the Midwest Plan), which was acquired on February 15, 2018. Any participant with an account balance under the Midwest Plan may rollover their loan and account balance to the Plan within 60 days of the closing date of the Asset Purchase Agreement.
Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Benefits

Common stock of the Company is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer at any time all or part of their employer match in the Company's stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, the employee has the right to receive any TEGNA Inc. common shares in kind. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 15 core investment options, the TEGNA Stock Fund, a suite of 12 target maturity funds and a self-directed brokerage account. The Plan allocates investment income

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

to participants’ accounts daily, based upon the relationship among their account balances at the end of each day. Participants are immediately vested in their contributions plus actual earnings thereon. Prior to January 1, 2018, participants generally become fully vested in the Company’s matching contribution after three years of service. The Plan was since amended on December 12, 2017 making all Company matching contributions made on or after January 1, 2018 immediately vested. At the discretion of the Committee, forfeitures can be utilized to reduce employer contributions or administrative expenses of the Plan. Forfeitures totaled $709 thousand for the year ended December 31, 2017, and were applied against employer contributions.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals and in-service distribution opportunities for eligible participants are also available for active employees.

Contributions

A participant may generally contribute, on a pre-tax basis or an after-tax basis, any whole percentage amount, up to 50 percent of plan eligible compensation for a payroll period. Participants may also contribute rollover amounts representing distributions from other qualified retirement plans. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (Code). However, employer matching contributions shall not be made on amounts treated as catch-up contributions.

The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes. Certain participants are only eligible for an employer match of 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. The Company can fund the employer match through purchases of the Company’s stock on the open market or through the use of existing treasury shares. The employer match is generally funded through open market purchases. Previously, participants in certain operating units received a cash matching contribution as stipulated in the Plan document. Employer match contributions in the Company’s stock totaled $14.2 million for the year ended December 31, 2017.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participants’ accounts, generally bear interest at the prime rate plus 1%, and have maturities for a period not to exceed five years.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The majority of investments included in the Plan are held at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.

The Plan also holds a synthetic guaranteed investment contract (synthetic GIC) which is valued at contract value since this contract meets the fully benefit-responsive investment contract criteria. Contract value is the relevant measure for a fully benefit-responsive investment because this represents the amount received by participants.

Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and U.S. Treasury notes, and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GIC is designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan’s administration; (ii) changes to the Plan’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

Synthetic GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provision of the IRC. Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation on investments bought and sold as well as held during the year.

Plan Expenses

Direct administrative expenses are charged to the participants’ accounts, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping and Trustee fees. The Company may elect to pay

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

for certain indirect expenses and such expenses are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.	Parties-in-Interest and Related Party Transactions

At December 31, 2017 the Plan held an investment of 2.9 million share equivalents of the Company's common stock. The Plan earned dividend income from the Company's common stock of $975 thousand for the year ended December 31, 2017.

The Plan invests in the Vanguard Institutional Index Fund and various Vanguard Retirement Funds which is sponsored by Vanguard, the Trustee. Also, certain Plan investments are shares of a short term investment fund and an S&P 500 Index Fund which are managed by Northern Trust, the Trustee. Therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules under ERISA. No direct fees were paid by the Plan to the Trustees for investment management services related to these investments for the year ended December 31, 2017 and 2016.

In addition, loans receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

4.	Income Tax Status

The Plan received a determination letter from the IRS dated August 29, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to this determination by the IRS, the plan was amended. The plan administrator has indicated that it will continue to take the necessary steps to operate in compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan received a closing letter from the IRS dated January 23, 2015 in relation to the audit of tax returns for the years ended December 31, 2010 through 2012.

5.	Reconciliation of Audited Financial Statements to the Form 5500

There are no reconciling items between the Plan's financial statements and the Form 5500 for net assets available for benefits as of December 31, 2017 and 2016 or for total income for the year ended December 31, 2017.

6.	Fair value measurement

The accounting standard for fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1	Quoted market prices in active markets for identical assets or liabilities;

Level 2	Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3	Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common collective funds are valued at the NAV established by the fund manager on a daily basis. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily and investments are redeemable at any time. The objective of common collective funds held by the Plan is to provide a rate of return consistent with U.S. equity indexes. A redemption notice of 1 day is required for these investments.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts consist entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Target maturity funds offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios (consisting of collective investment trusts and/or mutual funds) share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Treasury Inflation Protected securities, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. Target maturity funds are valued at their NAV each business day.

Liquidity funds, or Short Term Investment Funds (STIF), are valued at the NAV and consists of underlying investments of cash or cash equivalents, including money market funds or other short-term investments which provide for daily liquidity. Participants can buy and sell this investment on a daily basis. There are currently no redemption restrictions on this investment.

TEGNA 401(k) Savings Plan
Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

December 31, 2017	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$41,445,340	—	—	$41,445,340
Common stocks	53,952,972	—	—	53,952,972
Mutual funds	265,064,868	—	—	265,064,868
Self-directed brokerage accounts	8,601,786	—	—	8,601,786
Total	$369,064,966	—	—	$369,064,966

Investments valued using NAV as a practical expedient:
Common collective funds				$86,276,136
STIF				1,982,031
Target maturity funds				169,486,848
Total				$257,745,015

Total investments at fair value				$626,809,981

December 31, 2016	Level 1	Level 2	Level 3	Total
Common stock - TEGNA Inc.	$58,592,890	—	—	$58,592,890
Common stocks	29,760,060	—	—	29,760,060
Mutual funds	248,182,521	—	—	248,182,521
Self-directed brokerage accounts	9,124,854	—	—	9,124,854
Total	$345,660,325	—	—	$345,660,325

Investments valued using NAV as a practical expedient:
Common collective funds				$70,990,337
STIF				1,650,711
Target maturity funds				150,269,233
Total				$222,910,281

Total investments at fair value				$568,570,606

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2017

			Total that Constitute Nonexempt Prohibited Transactions
	Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are included	Contributions not corrected	Contributions Corrected outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Participant Contributions Transferred Late to Plan for year ended December 31, 2017	$—		$—	$—	$—	$—
Participant Contributions Transferred Late to Plan for year ended December 31, 2016	2,207		—	2,207	—	—

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*TEGNA Inc.	Employer Securities	$41,445,340

*Northern Trust Short Term Investment Fund	Short-Term Investment Fund	$1,982,031

Prudential Insurance Company	Stable Value Fund
GA-62387	1.47%
Term Fund 2017	Fixed income	$95,895
Term Fund 2018	Fixed income	696,192
Term Fund 2019	Fixed income	629,646
Term Fund 2020	Fixed income	1,531,284
Term Fund 2021	Fixed income	1,497,166
Goldman Sachs Intermediate Core Funds	Fixed income	4,558,784
State Street Bank	Stable Value Fund
107094	1.55%
Term Fund 2017	Fixed income	$58,915
Term Fund 2018	Fixed income	1,461,414
Term Fund 2019	Fixed income	1,493,766
Term Fund 2020	Fixed income	1,043,144
Term Fund 2021	Fixed income	952,959
Goldman Sachs Intermediate Core Funds	Fixed income	1,548,994
Monumental	Stable Value Fund
Transamerica Premier	1.55%
Term Fund 2017	Fixed income	$58,913
Term Fund 2018	Fixed income	1,461,348
Term Fund 2019	Fixed income	1,493,698
Term Fund 2020	Fixed income	1,043,097
Term Fund 2021	Fixed income	952,916
Goldman Sachs Intermediate Core Funds	Fixed income	1,548,924
Total Stable Value Funds at fair value		22,127,055
Prudential Insurance Company\State Street Bank\Transamerica Premier	Wrapper contract	49,367
Total Stable Value Funds at contract value		$22,176,422

*Vanguard Target Retirement Fund 2015	Target Maturity Fund - 2015	$6,768,329
*Vanguard Target Retirement Fund 2020	Target Maturity Fund - 2020	20,605,350
*Vanguard Target Retirement Fund 2025	Target Maturity Fund - 2025	27,589,224
*Vanguard Target Retirement Fund 2030	Target Maturity Fund - 2030	27,656,530
*Vanguard Target Retirement Fund 2035	Target Maturity Fund - 2035	21,599,912
*Vanguard Target Retirement Fund 2040	Target Maturity Fund - 2040	20,732,036
*Vanguard Target Retirement Fund 2045	Target Maturity Fund - 2045	17,198,209
*Vanguard Target Retirement Fund 2050	Target Maturity Fund - 2050	10,139,770
*Vanguard Target Retirement Fund 2055	Target Maturity Fund - 2055	3,605,689

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*Vanguard Target Retirement Fund 2060	Target Maturity Fund - 2060	$747,221
*Vanguard Target Retirement Fund 2065	Target Maturity Fund - 2065	—
*Vanguard Target Retirement Fund Income	Target Maturity Income	2,995,237

*NT Global Investments Focus Fund 2015	Target Maturity Fund - 2015	$386,238
*NT Global Investments Focus Fund 2020	Target Maturity Fund - 2020	1,494,543
*NT Global Investments Focus Fund 2025	Target Maturity Fund - 2025	1,473,074
*NT Global Investments Focus Fund 2030	Target Maturity Fund - 2030	1,683,818
*NT Global Investments Focus Fund 2035	Target Maturity Fund - 2035	1,463,454
*NT Global Investments Focus Fund 2040	Target Maturity Fund - 2040	1,051,435
*NT Global Investments Focus Fund 2045	Target Maturity Fund - 2045	861,470
*NT Global Investments Focus Fund 2050	Target Maturity Fund - 2050	1,009,705
*NT Global Investments Focus Fund 2055	Target Maturity Fund - 2055	265,232
*NT Global Investments Focus Fund 2060	Target Maturity Fund - 2060	72,954
*NT Global Investments Focus Fund Income	Target Maturity Income	87,418
Total Target Maturity Funds		$169,486,848

Allianz NFJ Dividend Value Fund	Mutual Fund	$8,606,422
American Europacific Growth Fund	Mutual Fund	29,476,017
Dodge & Cox Balanced Fund	Mutual Fund	41,724,064
Dodge & Cox Inc Fund	Mutual Fund	32,695,815
GMO Trust Benchmark Free Allocation	Mutual Fund	2,185,995
Ser Jackson Square Large Cap Growth Fund	Mutual Fund	15,583,321
T Rowe Price Emerging Market Funds	Mutual Fund	5,353,656
*Vanguard Federal Money Market Fund	Mutual Fund	18,848,028
*Vanguard Institutional Index Fund	Mutual Fund	94,797,328
Wasatch Small Capital Growth Fund	Mutual Fund	7,912,644
WT Mutual Fund Small/Mid Cap Value	Mutual Fund	7,881,578
Total Mutual Funds		$265,064,868

Barclays Global Invs N A Invt Funds	Common Collective Fund	$5,428,689
Blackrock Russell 1000 Growth	Common Collective Fund	32,618,146
Blackrock Russell 1000 Value	Common Collective Fund	16,480,110
Blackrock Russell 2500 Index	Common Collective Fund	15,316,476
Blackrock US Debt Index	Common Collective Fund	8,156,673
BNY Mellon Real Estate Fund	Common Collective Fund	3,151,695
MFB NT Collective S&P500 Index Fund	Common Collective Fund	5,124,347
Total Common Collective Funds		$86,276,136

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Adobe Systems Inc	Common Stock	$236,924
AECOM	Common Stock	117,134
Alibaba Group Holding Ltd	Common Stock	320,720
Alphabet Inc Cap Stock Class A	Common Stock	404,506
Alphabet Inc Cap Stock Class C	Common Stock	436,349
Amazon.com Inc	Common Stock	812,782
American International Group Inc	Common Stock	233,911
American Tower Corp	Common Stock	305,314
Apple Inc	Common Stock	469,106
ASML Holding NV	Common Stock	302,447
Automatic Data Processing Inc	Common Stock	169,926
Avnet Inc	Common Stock	334,749
Axis Capital Holdings Ltd	Common Stock	142,487
Bank of America Corp	Common Stock	324,189
Baxter International Inc	Common Stock	155,136
Becton Dickinson & Co	Common Stock	145,561
Biogen Inc	Common Stock	207,071
Boeing Company	Common Stock	176,946
BP PLC Sponsored Adr	Common Stock	188,589
Broadcom Limited	Common Stock	256,900
Capital One Financial Corp	Common Stock	292,466
Cars.com	Common Stock	22,227,309
Cenovus Energy Inc	Common Stock	167,718
Charter Communications Inc	Common Stock	283,886
Cigna Corporation	Common Stock	162,472
Citigroup Inc	Common Stock	348,611
Cognizant Tech Solutions Class A	Common Stock	463,903
Comcast Corp	Common Stock	84,105
Costar Group Inc	Common Stock	174,904
Dover Corp	Common Stock	244,901
Ecolab Inc	Common Stock	207,979
Edwards Lifesciences Corp	Common Stock	209,641
Electronic Arts	Common Stock	162,843
Eli Lilly & Co	Common Stock	162,586
Expedia Group	Common Stock	330,565
Express Scripts Holding Co	Common Stock	168,313
Exxon Mobil Corp	Common Stock	131,817

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Facebook Inc	Common Stock	$626,962
Fedex Corp	Common Stock	278,237
Ferrari NV	Common Stock	142,582
Fidelity National Information Services Inc	Common Stock	168,421
Fiserv Inc	Common Stock	213,742
Ford Motor Company	Common Stock	253,385
Fortive Corp	Common Stock	169,010
Franklin Resources Inc	Common Stock	239,572
Gannett Inc	Common Stock	7,308,993
General Dynamic Corp	Common Stock	183,105
Goldman Sachs Group Inc	Common Stock	298,833
Halliburton Co	Common Stock	102,432
Hewlett Packard Enterprise Co	Common Stock	248,112
Hilton Worldwide Holdings Inc	Common Stock	202,046
Home Depot Inc	Common Stock	293,772
Honeywell International Inc	Common Stock	299,819
Illumina Inc	Common Stock	203,196
Intercontinental Exchange Inc	Common Stock	249,077
Intuit	Common Stock	203,536
Jeld-Wen Holding Inc	Common Stock	181,574
JP Morgan Chase & Co	Common Stock	504,008
Lamar Advertising Co	Common Stock	173,276
Mastercard Inc	Common Stock	360,237
McKesson corp	Common Stock	257,162
Mednax Inc	Common Stock	88,978
Metlife Inc	Common Stock	203,858
Micro Focus International PLC	Common Stock	62,780
Microsoft Corp	Common Stock	820,329
Moodys Corp	Common Stock	177,132
Morgan Stanley	Common Stock	296,560
Murphy Oil Corp	Common Stock	152,921
Mylan NV	Common Stock	337,338
Netflix Inc	Common Stock	161,246
News Corp	Common Stock	140,330
Nike Inc	Common Stock	275,908
Northrop Grumman Corp	Common Stock	211,768
Nvidia Corp	Common Stock	185,760
Omnicom Group Inc	Common Stock	294,670

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Oracle Corp	Common Stock	$249,260
Paypal Holdings Inc	Common Stock	273,719
Raytheon co	Common Stock	201,939
Royal Dutch Shell PLC	Common Stock	303,697
Ryder System Inc	Common Stock	175,410
Salesforce Com	Common Stock	551,531
Servicenow Inc	Common Stock	173,419
Sherwin-Williams Co	Common Stock	239,873
Splunk Inc	Common Stock	240,650
State Street Corp	Common Stock	161,447
Superior Energy Services Inc	Common Stock	57,722
Terex Corp	Common Stock	132,171
The Priceline Group Inc	Common Stock	159,872
Thermo Fisher Corp	Common Stock	298,112
UBS Group	Common Stock	176,728
Union Pacific Corp	Common Stock	285,633
United Health Group	Common Stock	489,421
Visa Inc	Common Stock	705,099
Voya Financial Inc	Common Stock	278,268
Walmart inc	Common Stock	171,232
Wells Fargo & Co	Common Stock	229,392
Zoetis Inc	Common Stock	262,944
Total Common Stock		$53,952,972

*Vanguard Brokerage Option	Self-Directed Brokerage Accounts	$8,601,786

*Loans to participants	Interest rates on loans are 4.25% - 9.5% with a max credit term of 60 months	$4,594,570

Total Investments		$653,580,973

* Party-in-interest

Note: cost information has not been presented as all investments are participant directed

TEGNA 401(k) Savings Plan
EIN: 16-0442930 Plan #: 002
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2017

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
*Northern Trust Short Term Investment Fund	Short-Term Investment Fund	$44,048,720		$44,048,720	$44,048,720	$—
*Northern Trust Short Term Investment Fund	Short-Term Investment Fund		43,717,249	43,717,249	43,717,249	—

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEGNA 401(k) Savings Plan

Date: June 28, 2018	By:	/s/ Jeffrey Newman
Jeffery Newman
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number        Description of Exhibit

23.1	Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm